Exhibit 4

June 11, 2007

Mr. Robert Gasser
Chief Executive Officer and President
Investment Technology Group, Inc.
380 Madison Avenue
New York, NY 10017

Dear Mr. Gasser,

As you may know, D. E. Shaw Laminar Portfolios, L.L.C. and certain of its affiliates (collectively, “we” or the “D. E. Shaw group”) beneficially own approximately 6.2% of the outstanding shares of Investment Technology Group, Inc. (“ITG” or the “Company”).

We appreciate you and your management team taking the time to discuss the Company and its prospects with us.  Despite the outstanding efforts of ITG’s management, which have enabled the business to grow and thrive in an ever-dynamic industry, we believe the current share price of ITG fails to reflect the true fair value of the Company’s global trading products and platforms.

Over the past 12 months, relevant equity market volumes have increased more than 40% and the Company’s revenues are up 34%, yet ITG’s share price has declined 17%(1).  Over the same period, key equity market indices and the stock prices of related companies have increased:  (i) the S&P 500 Index has increased 20%; (ii) Nasdaq stock (ticker: NDAQ) has increased 22%; and (iii) NYSE stock (ticker: NYX) has increased 36%.  As a result, at current market prices, which imply a valuation of 6.9x EBITDA, 7.7x EBIT and 12.9x EPS(2), the market is valuing ITG at a 30-40% discount to the average valuation of comparable companies.  This valuation gap persists despite ITG’s continued strong growth prospects and defensible competitive position in a growing market volume environment.

This valuation discrepancy is partly attributable to a suboptimal capital structure -- specifically ITG’s maintaining a net cash position equal to 10% of its market capitalization.  This net cash position depresses ITG’s ROE, which is currently 15% vs. comparable companies in the mid-to-high 20% range.  This cash could be used for highly accretive share buybacks, which would yield far higher returns than what the Company earns on its cash balances.  Incremental share buybacks funded with modest leverage would also be highly accretive to ITG’s earnings.  Overall, we estimate that ITG could increase net debt by $600 million(1) to $450 million, using balance sheet cash of $250 million and adding incremental debt of $350 million at a cost of 4.2% post-tax (7.0% pre-tax).  These proceeds should be used to repurchase ITG stock, which currently trades at a 7.6% free cash flow yield.  Assuming a 10% average buyback premium, a $600 million share buyback would boost earnings per share in 2008 by approximately 25%, from $2.79(2) to $3.42, and would retire approximately 30% of the Company’s current shares outstanding.  A buyback of this magnitude would reduce excess balance sheet capital and increase ITG’s ROE dramatically from 15% to 45%.

The valuation gap also persists because of ITG’s investments, particularly the Company’s efforts to expand internationally.  We strongly support management’s long-term strategic outlook and enthusiastically endorse its investments in new products, asset classes and geographies.  We are confident these investments will enrich shareholders longer-term.  That said, they are pressuring near-term operating margins, causing year-on-year declines in each of the past two quarters.  In the fourth quarter of 2006, despite year-on-year revenue growth of 37%, ITG’s operating margins declined over 200 basis points.  Similarly, in the most recent quarter, ITG’s operating margins declined over 150 basis points year-on-year despite revenue growth of 16%.  During your most recent conference call and in our meetings, you mentioned that investments in self-clearing in the U.S. as well as several infrastructure-related investments for international expansion negatively impacted ITG’s margins.  Without this investment spending, you mentioned that ITG’s margins would have increased year-on-year.

To be clear, we are not by any means suggesting that management abandon its long-term view and cease making investments in long-term growth opportunities.  That said, it is incumbent on the Company’s Board of Directors (the “Board”) to take actions to reduce the gap between ITG’s stagnant share price and the fair value of its business.  In the current market environment, characterized by abundant liquidity in the credit and equity markets (which will not last forever), we have seen countless examples of strategic and financial buyers paying far higher prices than the public markets are willing to pay for long-term investment opportunities.  Based on the high regard in which ITG is held among its counterparties, competitors, and other industry participants, we expect that there is no shortage of buyers interested in the Company and its assets.

Accordingly, the time is right for the Board to evaluate strategic alternatives to realize shareholder value, including a sale of some or all of ITG’s businesses to a strategic or financial buyer.  If such a process fails to yield an appropriate price, the Board should institute an aggressive share buyback program along the lines set forth above.

We believe that strategic acquirors, including numerous large financial institutions and exchanges, would be very interested in ITG because of the significant synergies they could realize from the integration of ITG’s trading products and technologies into their current businesses.  While some of these institutions would be interested in acquiring all of ITG, others may be interested in acquiring certain parts of the business (i.e., order management system, execution management system, algorithmic trading products, and / or crossing systems).  These institutions could also realize significant cost savings from placing their current trading volumes onto the acquired ITG end-to-end trading platforms, which include pre-trade analytics, trading products and services, and post-trade analysis.

Additionally, given the strong leveraged buyout and credit markets and the track record of private equity investments in this sector (including an investment by two private equity firms in Liquidnet and one private equity firm in BNY ConvergEx), we believe that numerous financial acquirors would be interested in pursuing a going-private transaction with ITG.  Notably, as a private company, ITG could take on incremental leverage and would have the ability to invest in longer-term future expansion without being penalized by the market today.

A merger between ITG and another industry participant could also yield material synergies.  Potential merger partners include other large participants in the off-exchange global trading marketplace.  Highlighted merger synergies include (i) rationalizing transaction, telecom, and data processing expenses, (ii) meaningfully reducing compensation expense, and (iii) consolidating redundant corporate overhead and back office functions and locations.  We estimate the total cost synergies from this type of combination to be at least $75 million, representing an approximate 35% increase in the EBIT contributed from ITG or an approximate 950 basis points increase in the EBIT margin contributed from ITG (37% vs. 28%) to a merger partner.  Importantly, these cost savings could be achieved while retaining most, if not all, of the existing revenues of each stand-alone company.  The increased scale and profitability of the pro forma merged company would create an even more formidable player relative to the exchanges and other companies in this industry.

The underperformance of ITG’s stock price and its low valuation, in spite of its outstanding business and management performance in a thriving industry gives us little confidence that ITG shares will appreciate to fair value in a timely manner if the Company chooses to remain as a stand-alone public company with its current capital structure.  Further, we are confident that the alternatives discussed could unlock significant value for ITG shareholders.

We urge ITG’s Board of Directors to conduct a thorough evaluation of all strategic alternatives available to the Company and are happy to meet with management or the Board at their respective convenience to discuss the foregoing.  Thank you in advance for your continued efforts on behalf of ITG shareholders.  We look forward to further discussions.

Sincerely,

/s/ Scott Henkin                                                      /s/ Marc Sole                                                       /s/ Mony Rueven
Scott Henkin D. E. Shaw & Co., L.P.	Marc Sole D. E. Shaw & Co., L.P.	Mony Rueven D. E. Shaw & Co., L.P.

 (1) A $600 million increase in net debt would result in pro forma net debt of $450 million based on the Company’s current net cash position of $150 million (pro forma for the RedSky Financial acquisition). Pro forma net debt of $450 million equates to leverage of approximately 2x net debt / EBITDA.

(2) EPS of $2.79 for 2008E is based on current analyst consensus estimates for ITG.